

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 8, 2009

Mr. Steven H. Pruett
President and Chief Financial Officer
Legacy Reserves LP
303 W. Wall Street, Suite 1400
Midland, TX 79701

> **Re:** **Legacy Reserves LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 14, 2008**
> **Response letter dated December 11, 2008**
> **File No. 1-33249**

Dear Mr. Pruett:

We have reviewed your filings and response letter dated December 11, 2008 and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Consolidated Statements of Operations, page F-5

1. Your response to comment number two from our letter dated November 26, 2008 explains that "… in evaluating an investment in the Partnership, an investor would not put the same weight on unrealized gains and losses from commodity derivatives as such investor would on realized gains and losses because the realized portion represents cash settlements during the reporting period (and thus impacts the ability of the Partnership to pay distributions to unitholders), where the unrealized portion reflects the fair value measured at the end of statement period based on closing futures prices." At this time we are not in a position to agree with your conclusions, and continue to believe you should modify your presentation to report realized and unrealized gains and losses from derivatives in a single line item, and provide further clarifying discussion of the nature and amounts of realized versus unrealized gains and losses within the notes to the financial statements.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief